

April 27, 2009

J. Craig Carr
Corporate Secretary and General Counsel
First Place Financial Corp.
185 East Market Street
Warren, OH 44481

> **Re: First Place Financial Corp.**
> **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
> **Filed April 24, 2009**
> **File No. 000-25049**

Dear Mr. Carr:

We have completed our limited review of your Preliminary Proxy Statement on Schedule 14A and have no further comments at this time.

Sincerely,

Kathryn McHale
Staff Attorney

cc: (facsimile only)

Mark Goldschmidt
Patton Boggs LLP